

June 25, 2010

<u>By Facsimile and U.S. Mail</u>

Steve Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Forward Industries, Inc.**
> **Schedule 14A filed by LaGrange Capital Partners, L.P. et al.**
> **Filed June 18, 2010**
> **File No. 1-34780**

Dear Mr. Wolosky:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>General</u>

1. We note that on the first page of the document you state that the solicitation is being made by LaGrange Capital Partners, L.P. Please revise to indicate that the solicitation is also being made by each of the participants.

2. Please disclose the record date for the consent solicitation, or advise us. Refer to Item 6(b) of Schedule 14A.

3. We note that the request to call a meeting will be made on or after July 11, 2010. Please revise to address whether there is a set deadline by which the requisite consents must be solicited in order to call a special meeting. Please revise to describe any applicable provisions under the issuer's governing documents or under state law.

Background and Reasons for Solicitation, page 4

4. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performance, including but not limited to the following assertions:

    - "Since our initial investment, we have become deeply concerned with the Company's poor financial performance and what we believe to be the Board's ill-conceived acquisition strategy."

    - "…we believe certain members of the Board have engaged in a unilateral scheme to diminish shareholder representation, disenfranchise shareholders and entrench themselves while also relinquishing substantially all of their financial ties to the Company."

    Please mark any supporting information that you provide to clearly identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify all sources of any data used.

Written Request Procedures, page 6

5. Regarding revocation, you state that shareholders may revoke by delivering a written revocation. Please revise to describe all the legal requirements for an effective revocation, including whether it must have a later date and whether the revoking shareholder must state the number of shares held. Please also state whether a later dated request card will constitute an effective revocation.

Solicitation of Requests, page 7

6. Please disclose the estimated costs of the solicitation by filling-in the blanks.

7. We note that consents may be solicited by mail, telephone, telegraph and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or by correspondence must be filed under the cover of Schedule

14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Consent Card

8. Please revise to indicate in bold font at the top of the consent card that the solicitation is not on behalf of the Company.

9. Please revise to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to your request to call a special meeting. Refer to Rule 14a-4(b)(1).

10. Please revise to refer to the applicable bylaw provision which you believe authorizes you to call a special meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants and filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

· the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions